Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-266391) and related Prospectus of Banco Bilbao Vizcaya Argentaria, S.A. for the registration of ordinary shares, debt securities and contingent convertible preferred securities and to the incorporation by reference therein of our reports dated March 6, 2023, with respect to the consolidated financial statements of Banco Bilbao Vizcaya Argentaria, S.A., and the effectiveness of internal control over financial reporting of Banco Bilbao Vizcaya Argentaria, S.A., included in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, S.L.

Madrid, Spain

September 11, 2023